22nd Century Group, Inc.
8560 Main Street, Suite 4

Williamsville, New York 14221

July 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	22nd Century Group, Inc.

Registration Statement on Form S-3 (Registration No. 333-239981)

Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, 22nd Century Group, Inc., hereby requests that the above-referenced Registration Statement be declared effective at 12:00 p.m., eastern time, on July 30, 2020, or as soon as practicable thereafter.

Very truly yours,

22nd Century Group, Inc.

By:	/s/ James A. Mish
James A. Mish Chief Executive Officer